[LETTERHEAD OF

FOWLER WHITE BOGGS BANKER P.A.]

David C. Shobe Direct Dial: (813) 222-1123 Direct Fax: (813) 228-9401 E-Mail: dshobe@fowlerwhite.com

August 31, 2004

Michele M. Anderson

Special Counsel–Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0303

Re:	Eagle Supply Group, Inc.
Schedule TO-T filed by Gulfside Supply, Inc. and
Gulfco Acquisition, Inc. on August 16, 2004
Schedule TO-C filed on August 6, 2004
SEC File No.: 5-56045

Dear Ms. Anderson:

This letter is being provided on behalf of Gulfside Supply, Inc. and Gulfco Acquisition, Inc. (collectively, the “Bidders”) in response to the Staff’s August 27, 2004, comment letter to the Bidders with respect to the above-referenced filings. All capitalized terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in the Schedule TO-T that was filed by the Bidders with the Securities and Exchange Commission on August 16, 2004 (the “Schedule TO-T”).

Set forth below in bold are the comments from the Comment Letter, followed in each case by the Bidders’ response. The Bidders are filing Amendment No. 1 to the Schedule TO-T (the “Amendment”) concurrently herewith.

Michele M. Anderson

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2004

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Schedule TO-T

Offer to Purchase

Summary Term Sheet, page S-1

1.	Revise the response to “Can the offer be extended and under what circumstances?” to clarify that you will immediately begin the subsequent offering period on the next day after the expiration date rather than after you have purchased shares tendered in the offer. Refer to Rule 14d-11(d). Similarly revise to reference to the subsequent offering period beginning after shares are purchased in the second full paragraph on page 4.

The requested revisions have been made. Please see Paragraphs A and E of the Amendment.

2.	Your answer to “Until what time may I withdraw previously tendered shares?” indicates that shareholders may withdraw tendered shares “at any time after” the expiration of the offer. This response appears to contradict the disclosure appearing on page 9, which states that shareholders may withdraw “at any time after October 15, 2004.” Please revise for consistency.

The requested revision has been made. Please see Paragraph B of the Amendment.

Introduction, page 1

3.	Revise this section to discuss the impact of your top-up option. For example, you state that if you own 90% or more of the Company’s outstanding common stock after the offer, shareholders will not be asked to vote on the merger. This disclosure implies that the merger can be accomplished without a vote only if you purchase 90% of the Company’s shares in the offer. In fact, if you purchase 85% of the Company’s shares, the top-up option will allow you to accomplish the merger without a vote. Please revise to discuss.

The requested revisions have been made. Please see Paragraphs C and D of the Amendment.

Terms of the Offer, page 3

4.	We note your reference to possibly delaying the acceptance of or payment for shares tendered in the offer. Describe the circumstances, other than an extension of the offering period, that would prompt you to delay accepting or paying for shares and disclose the potential length of any anticipated delay.

Michele M. Anderson

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2004

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The requested revision has been made. Please see Paragraph F of the Amendment.

Acceptance for Payment and Payment for Shares, page 5

5.	Revise the language in the first paragraph reserving the right to delay payment “in order to comply in whole or in part with any applicable law.” Payment may be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance.

The requested revision has been made. Please see Paragraph G of the Amendment.

6.	Modify the disclosure on page 6 to clarify that you will return the shares not purchased in the offer “promptly,” not “as promptly as practicable,” following the expiration or termination of the offer. See Rule 14e-1(c).

The requested revision has been made. Please see Paragraph H of the Amendment.

Certain United States Federal Income Tax Consequences, page 10

7.	Please delete the statements that the discussion is “a general summary” or “for general information only.” We believe this language might suggest that security holders may not rely on the description of material tax consequences included in the offering document.

The requested revisions have been made. Please see Paragraph I of the Amendment.

Certain Information Concerning the Company, page 12

8.	We note that the Preliminary Financial Statements you have included here have not been prepared in accordance with GAAP. As a result, advise us what consideration you have given as to whether the financial information would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

The Bidders gave careful consideration to Rule 100(a) of Regulation G in connection with the presentation of the Preliminary Financial Statements in the Offer to Purchase and concluded then, as they do now, that additional disclosure is not required pursuant to Rule 100(a) based upon the following considerations:

Michele M. Anderson

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2004

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•	The Preliminary Financial Statements do not include any “non-GAAP financial measures” contemplated by Rule 100(a) of Regulation G. The statement in the Offer to Purchase that “the Preliminary Financial Statements … were not prepared with a view to … compliance with … generally accepted accounting principles” was included to acknowledge that the Preliminary Financial Statements lack certain presentation items, such as footnotes, and do not include other financial statements, such as a statement of cash flows, that may be required by GAAP. That statement should not be read to mean the Preliminary Financial Statements include any non-GAAP measures. To the contrary, the items in the Preliminary Financial Statements are measures calculated in accordance with GAAP and are presented in a manner consistent with the financial statements historically included in the Company’s periodic filings with the SEC.

•	There is no reconciliation that could be provided pursuant to Rule 100(a)(2) of Regulation G. Because the Preliminary Financial Statements do not include any non-GAAP financial measures, there was no basis upon which to provide a reconciliation of the differences between a non-GAAP financial measure and a comparable measure or measures calculated and presented in accordance with GAAP. As indicated in the bullet point above, the Preliminary Financial Statements present the same information in the same format the Company has historically included in its periodic filings with the SEC. As a result, there is nothing to be reconciled.

•	Rule 100(a) of Regulation G is applicable “[w]henever a registrant, or person acting on its behalf, publicly discloses material information that includes a non-GAAP financial measure” The Preliminary Financial Statements were not disclosed by a registrant (in this case, the Company) or any person acting on its behalf. Rather, the Preliminary Financial Statements were included in the Offer to Purchase by the Bidders, acting on their own behalf, and were included by the Bidders to give the Company’s stockholders access to information that was not publicly available and that had been provided to Gulfside under the terms of a confidentiality agreement.

Based upon the foregoing considerations, the Bidders do not believe that additional disclosure is required pursuant to Rule 100(a) of Regulation G. Accordingly, no revision to the Schedule TO-T has been made in response to this comment.

9.	Please revise your disclaimer of responsibility for information contained in your offering document that has been furnished by the Company or extracted from its reports. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy.

Michele M. Anderson

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2004

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The requested revisions have been made. Please see Paragraph J of the Amendment.

Source and Amount of Funds, page 15

10.	Discuss why Mr. Resch is required to make a $10.0 million capital contribution in connection with the offer and the merger. Also revise to describe in more detail the material conditions to Mr. Resch’s financing in accordance with Item 1007(b) of Regulation M-A.

A discussion of why Mr. Resch is required to make the capital contribution has been added. In addition, although disclosure regarding the conditions to the financing was already provided and the SunTrust Commitment Letter was filed as an exhibit to the Schedule TO-T, expanded disclosure regarding the material conditions to the financing has been provided in response to this comment. Please see Paragraphs K and L of the Amendment.

11.	Given that Mr. Resch is required to make the capital contribution, it appears that he will provide a portion of the financing for the transaction and may need to be included as a bidder in the tender offer. Please add Mr. Resch as an additional bidder or explain why you believe he should not be included as a bidder in the offer. If Mr. Resch is included as an additional bidder, he must independently satisfy the timing, disclosure and dissemination requirements of Schedule TO. Before drafting your response, please review “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline, available on our web site at www.sec.gov.

As we discussed during our telephone conference, the Bidders do not believe it is necessary to add Mr. Resch as a bidder in the tender offer based upon the following considerations:

•	Although BABC’s obligation to fund the BABC Credit Facilities is conditioned upon Mr. Resch making the required capital contribution, the amount to be contributed by Mr. Resch is not necessary to finance the Offer and the Merger. The funds available under the BABC Credit Facilities will be sufficient for such purposes and, accordingly, Mr. Resch will not provide a portion of the financing for the transaction. Instead, the business purpose for the requirement that Mr. Resch make the capital contribution to Gulfside is to provide comfort to the lenders that Gulfside is adequately capitalized, taking into account the increased debt levels available under the BABC Credit Facilities, and will have a cushion to fund unexpected operational and working capital

Michele M. Anderson

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2004

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needs following the completion of the transactions. Please note that a statement to that effect has been added in response to comment #10.

•	“Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues and Rulemaking Projects Outline (the “Outline”) states, “If a named bidder is an established entity with substantive operations and assets apart from those related to the offer, the staff ordinarily will not go up the chain of ownership to analyze whether that entity’s control persons are bidders.” Gulfside was incorporated in 1973 and, as disclosed in the Offer to Purchase, Gulfside is a roofing and metal products distributor with 26 modern warehouses located in four states. By any measure, Gulfside is an established entity with substantive operations and assets apart from those related to the Offer.

•	Although Mr. Resch is the controlling stockholder of Gulfside, the first sentence of the third paragraph of the Outline acknowledges the concept that although a person, such as Mr. Resch, controls the purchaser through share ownership, that fact does not mean that the person should be viewed as a bidder. Mr. Resch’s involvement in the transaction has been exclusively in his role as President of Gulfside.

•	Adding Mr. Resch as a named bidder would not mean stockholders of the Company would receive material information that is not otherwise required under Instruction C to Schedule TO. The Offer to Purchase already sets forth extensive disclosure regarding Mr. Resch, and we do not believe that adding him would increase the information already disclosed.

Based upon the foregoing factors, the Bidders do not believe that it is necessary to add Mr. Resch as a bidder in the tender offer and, accordingly, no revision to the Schedule TO-T has been made in response to this comment.

Background of the Offer; Past Contracts or Negotiations with the Company, page 18

12.	Quantify the lower than estimated projected EBITDA for the year ended June 30, 2004, that the Company provided to Gulfside and disclose how much lower the projection was as compared to the previous estimate. In addition, it appears that Gulfside materially relied upon the Company’s projected financial information in formulating its bid. As a result, advise us why you have omitted this information from your offering document.

As we discussed during our telephone conference, the information was omitted from the Offer to Purchase because the Bidders believe it is not material. Gulfside did not rely on the information in formulating its bid. As noted in the Offer to Purchase, the Company provided

Michele M. Anderson

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2004

Page	-7-

the projected EBITDA information to Gulfside on June 16, 2004, the date on which Gulfside submitted a bid to purchase all of the Company’s outstanding Shares at a purchase price of $2.26 per share. Following the June 24, 2004, meeting described in the Offer to Purchase, Gulfside sent a letter to the Company’s financial advisor that expressly stated that Gulfside remained prepared to offer $2.26 per share despite the information that had been provided to Gulfside on June 16, 2004. It was not until July 26, 2004, after Gulfside had received information regarding certain contingent liabilities to which the Company might be subject, that Gulfside revised its bid to reduce the proposed offer price to $2.10 per share. We believe this chronology demonstrates that Gulfside did not rely upon the projected EBITDA information in formulating its bid. In addition, any information that was provided to Gulfside on June 16, 2004, was effectively superceded by the Preliminary Financial Statements, which were provided to Gulfside on July 16, 2004, and which are set forth in the Offer to Purchase on pages 12 and 13. In light of the immateriality of the projected EBITDA information, no additional disclosure regarding the projected EBITDA information is being added to the Schedule TO-T in response to this comment. Disclosure regarding the Gulfside’s receipt of Preliminary Financial Statements on July 16, 2004 is, however, being added. Please see Paragraph N of the Amendment.

13.	Expand your disclosure to describe the specific contingent liabilities that the Company disclosed to Gulfside and identify those that resulted in the reduction to Gulfside’s offer price. Provide quantified disclosure of the contingent liabilities to the extent practicable.

As we discussed during our telephone conference, reasonably detailed disclosure regarding the contingent liabilities is already set forth in the first paragraph of page 14 of the Offer to Purchase. Nonetheless, expanded disclosure regarding the contingent liabilities has been added on page 20 of the Offer to Purchase in response to this comment. Please see Paragraph O of the Amendment. As we also discussed, taking into account (a) the fact that certain of the contingent liabilities cannot be quantified and (b) the difficulty in predicting the likelihood that any quantifiable contingent liability will actually be incurred, we believe the disclosure provided is appropriate.

Purpose of the Offer; Plans for the Company, page 34

14.	Advise us whether you have entered into any employment or compensation agreements with any executive officers of the Company. If so, please revise to include a summary of the material terms of any relevant agreements.

Michele M. Anderson

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2004

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The Bidders have not entered into any employment or compensation agreements with any executive officers of the Company. Accordingly, no additional disclosure is being added to the Schedule TO-T in response to this comment.

Conditions of the Offer, page 36

15.	You state in the last paragraph that you may assert or waive any conditions “at any time and from time to time.” Defining the conditions as “an ongoing right which may be asserted at any time and from time to time” suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.

The	requested revisions have been made. Please see Paragraph P of the Amendment.

Letter of Transmittal

16.	You state that the purchase price will be subject to reduction for distributions made by the Company. Revise the offering document to indicate that at least 10 business days will remain in the offer in the event the offer price is reduced by any distributions made with respect to the common shares. See Rule 14e-1(b).

As we discussed during our telephone conference, the Company did not declare or pay cash dividends on the Shares for the periods presented under the heading “6. Price Range of Shares; Dividends” on page 11 in the Offer to Purchase, and the Company has advised Gulfside that the Company does not anticipate making any Distributions (as defined in the Letter of Transmittal). As a result, the requested disclosure is not likely to be relevant to the Company’s stockholders. Accordingly, no additional disclosure is being added to the Schedule TO-T in response to this comment. However, if the Company makes any Distributions during any period relevant to the Offer, the Bidders will make appropriate additional disclosure at that time and extend the Offer to the extent necessary under Rule 14e-1(b).

Schedule TO-C

17.	We note your reference to forward-looking statements “within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995” in the press release of August

Michele M. Anderson

Division of Corporation Finance

Securities and Exchange Commission

August 31, 2004

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5, 2004. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

The Bidders will not refer to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

The Bidders believe that the information provided in the Amendment being filed concurrently herewith does not materially change the information that has already been provided to the Company’s stockholders and, as a result, it is not necessary to disseminate revised materials.

In connection with the responses set forth above, the Bidders have authorized us to acknowledge on their behalf that (i) the Bidders are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact me at (813) 222-1123 or David Doney at (813) 222-1198.

Very truly yours, FOWLER WHITE BOGGS BANKER P.A.

/s/ David C. Shobe

David C. Shobe

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